UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SENSEONICS HOLDINGS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-37717	47-1210911
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

20451 Seneca Meadows Parkway

Germantown, MD 20876-7005

(301) 515-7260

(Address of principal executive offices and Zip Code)

Rick Sullivan

Chief Financial Officer

(301) 515-7260

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Senseonics Holdings, Inc. (the “Company”) is attached as Exhibit 1.01 and is available at http://www.senseonics.com/investor-relations/corporate-governance/governance-documents. The Company has also adopted a policy with respect to its sourcing of conflict minerals. The full text of the Company’s Conflict Minerals Policy is available on the Company’s website at http://www.senseonics.com/investor-relations/corporate-governance/governance-documents.

The information contained on, or that can be accessed through, the Company’s website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2– Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SENSEONICS HOLDINGS, INC.

By:	/s/ Rick Sullivan
Name:	Rick Sullivan
Title:	Chief Financial Officer

Dated: June 2, 2025